UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities
Exchange Act of 1934

Date of Report: March 7, 2024

Commission File Number: 0-28542

ICTS INTERNATIONAL N.V.
(Translation of registrant’s name into English)

Walaardt Sacréstraat, 425-5,
1117 BM Schiphol Oost,
The Netherlands
(Address of principal executive office)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Item 8.01 Other Events.

In the previously reported proceeding commenced by a minority shareholder against the Registrant before the Enterprise Chamber of the Amsterdam Court of Appeal in the Netherlands, the shareholder has requested the Enterprise Chamber in interim proceedings to order certain immediate measures at the Registrant. The hearing of these interim proceedings was held on February 29, 2024.

At this hearing, the previously reported resolutions adopted by the supervisory board of Registrant on 17 November 2023 to ratify (i) the issuance of shares to directors and certain employees in September 2016, April and December 2018 and May 2019, and (ii) the adjustment of the conversion price under a convertible shareholder loan to USD 0.40 in May 2019 (the Ratification Resolutions), which were approved by shareholders at the Registrant’s annual general meeting on 20 December 2023 by a substantial excess of a majority  of the votes cast, were discussed. The shareholder in question indicated to the Enterprise Chamber that the Ratification Resolutions were unclear to him, whereupon the Enterprise Chamber asked the Registrant whether it would be possible to make available the wording of the Ratification Resolutions. In view of this, the Registrant has decided to make the wording of the Ratification Resolutions available by means of this Form 6-K.

The wording of the supervisory board resolutions to ratify the issuance of shares to directors and certain employees in September 2016, April and December 2018 and May 2019 is as follows:

“The Supervisory Board resolves to confirm that the September 2016 Issuance, consisting of the issuance of the 2,800,000 new shares in the capital of the Company at an issue price of par value (i.e. EUR 0.45 per share or its USD equivalent at the time of the issuance), resulted (at that time) in a remaining payment obligation of the relevant shareholders of USD 171,710, which obligation was recorded and paid in as of September 2023.

The Supervisory Board resolves to ratify the 2018 Issuance and confirms that the December 2018 Issuance, consisting of the issuance of the 750,000 new shares in the capital of the Company at an issue price of par value (i.e. EUR 0.45 per share), resulting (at that time) in a remaining payment obligation of the relevant shareholders of USD 46,406, which obligation was recorded and paid in as of September 2023.

The Supervisory Board resolves to ratify the May 2019 Issuance and confirms the issuance of the 3,000,000 new shares in the capital of the Company at an issue price of par value (i.e. EUR 0.45) per share or its USD equivalent at the time of the issuance), resulting (at that time) in a remaining payment obligation of the relevant shareholders of USD 318,345, which obligation was recorded and paid in as of September 2023.”

As previously reported, the shares issued to directors and certain employees in May 2019 will be repurchased at the same price at which they were issued as soon as the financials of the Registrant allow it under Dutch law and by that the issuance of shares to directors and certain employees in May 2019 will be undone.

The wording of the supervisory board resolutions to ratify, and subsequently undo, the adjustment of the conversion price under a convertible shareholder loan to USD 0.40 in May 2019 is as follows:

“The Supervisory Board resolves to ratify the May 2019 Adjustment of the Issue Price and confirms the issuance of the 2,000,000 new shares in the capital of the Company at an issue price of USD 0.75 in October 2020, resulting in a total additional payment obligation of Spencer [the related party that provided convertible loans to the Registrant] of USD 700.000.

The Supervisory Board resolves to confirm that following the ratification of the May 2019 Adjustment of the Issue Price and the issuance of new shares in October 2020, Spencer is still entitled to exercise its remaining option right granted under the Spencer SH [shareholder] Loan, and the Supervisory Board hereby resolves upon the terms of such (remaining) option right and confirms it to consist of the right to subscribe for 3,000,000 new shares in the capital of the Company to be issued at USD 0.75 and converted on the basis of the outstanding amount under the Spencer SH Loan. To the extent necessary, the Supervisory Board resolves to grant Spencer the right to subscribe for new shares in accordance with the previous sentence.”

The judgment in the abovementioned interim proceedings, which the Registrant awaits with confidence, is expected by the end of March 2024, subject to one or more extensions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICTS INTERNATIONAL N.V.

/S/ Alon Raich
Alon Raich, Managing Director & Chief Financial Officer

Dated March 7, 2024